                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               EMERSON RADIO CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)



                                     291087
                                 (CUSIP Number)



           Kenneth S. Grossman                        Kenneth Liang
            c/o Juris Partners             Managing Director & General Counsel
       579 Fifth Avenue, Suite 1050          Oaktree Capital Management, LLC
         New York, New York 10017           550 South Hope Street, 22nd Floor
              (212) 593-0909                  Los Angeles, California 90071
                                                      (213) 614-0900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                    --------------------------------------
CUSIP NO.   291087                        PAGE   2   OF  9    PAGES
----------------------                    --------------------------------------


================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth S. Grossman
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /x/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH
   REPORTING
  PERSON WITH    ---------------------------------------------------------------
                   8     SHARED VOTING POWER

                         3,056,489
                 ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         None
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,056,489

--------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,056,489
--------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.7%
--------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                    --------------------------------------
CUSIP NO.   291087                        PAGE   3   OF  9  PAGES
----------------------                    --------------------------------------


================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /x/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH
   REPORTING
  PERSON WITH    ---------------------------------------------------------------
                   8     SHARED VOTING POWER

                         3,056,489
                 ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         None
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,056,489

--------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,056,489
--------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.7%
--------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON

             IA;OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                    --------------------------------------
CUSIP NO.  291087                         PAGE  4   OF  9  PAGES
----------------------                    --------------------------------------


================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OCM Principal Opportunities Fund, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /x/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH
   REPORTING
  PERSON WITH    ---------------------------------------------------------------
                   8     SHARED VOTING POWER

                         3,056,489
                 ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         None
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,056,489

--------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,056,489
--------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.7%
--------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Emerson Radio Corp., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is Nine Entin Road, Parsippany, New Jersey 07054.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This statement is filed on behalf of:
     (i)   Kenneth S. Grossman ("Grossman");
     (ii) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and
     (iii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

(i)  Grossman

The address of the principal business and principal office for Grossman is c/o Juris Partners, 579 Fifth Avenue, Suite 1050, New York, New York 10017. The principal business of Grossman is asset management, investment advisory services, and investing in distressed and undervalued public and private securities for his own and affiliated accounts. Grossman is a citizen of the United States of America.

(ii) Oaktree

The address of the principal business and principal office for Oaktree is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 550 South Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and Administrative Officer
Kenneth Liang              Managing Director and General Counsel

(iii) The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree Fund is an investment limited partnership, and Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

                                    5 of 9

Bruce A. Karsh
550 South Hope Street, 22nd Floor
Los Angeles, California  90071

Stephen A. Kaplan
550 South Hope Street, 22nd Floor
Los Angeles, California  90071

(d) & (e)

During the last five years, none of Grossman, Oaktree or the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 13, 1998, the Oaktree Fund purchased $1,310,000 in principal amount of the Issuer's 8-1/2% Senior Subordinated Convertible Debentures Due 2002 (the "Debentures") for $1,047,950. Including such purchase, the Oaktree Fund owns $11,139,000 principal amount of the Debentures, having paid an aggregate of $8,569,925 for such Debentures. All purchases were made from working capital of the Oaktree Fund.

Grossman, including family members and affiliated entities, owns $650,000 principal amount of the Debentures and 100,000 shares of the Issuer's Common Stock. The consideration paid for such Debentures and Common Stock was $447,687.50 and $50,000 ($0.50 per share), respectively. All purchases were made from personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Grossman and the Oaktree Fund (together, the "Investors") acquired the Common Stock and Debentures for the purpose of investigating a possible restructuring of the Issuer's balance sheet and asset deployment strategy in a manner which produces a favorable return on the Investors' investment. The Investors plan to contact and meet with others with interests similar to those of the Investors, and possibly with the Issuer's Board of Directors, to pursue this end. Potential restructuring strategies include, but are not limited to, the acquisition of a controlling Common Stock stake by the Investors or others, the redemption of Debentures and/or the Issuer's outstanding Preferred Stock, an exchange of the Investors' securities, property, or cash for assets of the Issuer including the securities of the Issuer's minority owned subsidiary or proceeds from the sale of such subsidiary, a sale of the Issuer's shares of such subsidiary or a divestiture or spin-off of such subsidiary, a change of the membership of the present Board of Directors or Management or other extraordinary transactions.

The Investors reserve the right, subject to applicable law and the Issuer's charter, to seek to call a special meeting of shareholders, to propose business or nominate directors at any special or scheduled meeting of shareholders, to seek proxies, consents and/or ballots in support of nominees at special or scheduled meetings of shareholders or otherwise, or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

The Investors intend to review on a continuing basis their investment in the Debentures and Common Stock. The Investors may, from time to time, retain, convert, sell or exchange all or a portion of their holdings of the Debentures or Common Stock in the open market or in privately negotiated transactions. Any actions that the Investors might undertake with respect to the Debentures or Common Stock will be dependent upon their review


                                    6 of 9
of numerous factors, including, among other things, the availability of Debentures and Common Stock for purchase, the price levels of such Debentures and Common Stock, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, material litigation, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and/or the actions of the Management or the Board of Directors.

Although the foregoing reflects activities presently contemplated by the Investors with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Investors will take any of the actions referred to above. Except as set forth above, the Investors have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

     (a) Each of the Investors and Oaktree, as the general partner of the Oaktree Fund, may be deemed to beneficially own 3,056,489 shares of Common Stock or 5.7% of the Common Stock outstanding (based on 50,491,786 shares of Common Stock outstanding on February 12, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending December 31,
1997). Such shares include 2,956,489 shares of Common Stock issuable upon conversion of $11,789,000 of the Debentures based on a conversion price of $3.9875. To the best of the Investors' and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

     (b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Pursuant to a letter agreement dated as of January 7, 1998, between the Investors, Oaktree and the Oaktree Fund have discretionary authority and control over the investments of the Investors including the securities owned by Grossman, including discretionary authority to vote and dispose of the Issuer's Common Stock held by Grossman.

     (c) On April 7, 1998, the Oaktree Fund purchased $2,700,000 in principal amount of the Debentures for $2,187,000. On May 13, 1998, the Oaktree Fund purchased $1,310,000 in principal amount of the Debentures for $1,047,950. On May 21, 1998, the Oaktree Fund purchased $414,000 in principal amount of the Debentures for $353,970. Other than these transactions, none of Grossman, Oaktree nor the Oaktree Fund, and to the best of their knowledge, none of the other people named in response to Item 2 has effected transactions involving the Issuer's Common Stock or Debentures during the last 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The specified matter is incorporated by reference to Exhibit 1.2 hereto.

                                    7 of 9

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.)

                                    8 of 9

                                    SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 22nd day of May, 1998.


KENNETH S. GROSSMAN

/s/ Kenneth S. Grossman
--------------------------------------------
By: Kenneth S. Grossman




OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Kenneth Liang
--------------------------------------------
By:    Kenneth Liang
Title: Managing Director and General Counsel




OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:   Oaktree Capital Management, LLC
Its:  General Partner

/s/ Kenneth Liang
--------------------------------------------
By:    Kenneth Liang
Title: Managing Director and General Counsel





                                    9 of 9

                                  EXHIBIT INDEX

Exhibit
 Number                            Description
 ------                            -----------

  1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities
              Exchange Act of 1934, as amended.

  1.2         Letter Agreement, dated as of January 7, 1998, between the
              Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.)